===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K



[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      OR


[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        Commission File Number 1-11566


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                CompSavings Plan for Employees of CompUSA Inc.

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

                                 CompUSA Inc.
                          14951 NORTH DALLAS PARKWAY
                             DALLAS, TEXAS  75240


===============================================================================

                CompSavings Plan for Employees of CompUSA Inc.

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1997 and 1996



                                   CONTENTS


Report of Independent Auditors...............................   2

Audited Financial Statements

Statements of Net Assets Available for Benefits..............   3
Statements of Changes in Net Assets Available for Benefits...   4
Notes to Financial Statements................................   5

Supplemental Schedules

Line 27(a)-Schedule of Assets Held for Investment Purposes...  16
Line 27(d)-Schedule of Reportable Transactions...............  17

                         Report of Independent Auditors

The CompSavings Plan Committee
CompSavings Plan for Employees of CompUSA Inc.

We have audited the accompanying statements of net assets available for benefits of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 basic financial statements taken as a whole.

                                                /s/ ERNST & YOUNG LLP

                                                    ERNST & YOUNG LLP

Dallas, Texas
June 25, 1998

                 CompSavings Plan for Employees of CompUSA Inc.

                Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                       1997          1996
                                                   --------------------------

ASSETS
Investments at fair value                           $21,170,267   $11,215,905
Contributions receivable:
 Participants                                           334,544       269,214
 Employer                                             2,035,231     1,445,750
                                                    -------------------------
                                                      2,369,775     1,714,964
Employee loans receivable                             1,066,490       567,859
                                                    -------------------------
Total assets                                         24,606,532    13,498,728
                                                    -------------------------

LIABILITIES
Excess contributions payable to participants            336,847       385,145
                                                    -------------------------
Net assets available for benefits                   $24,269,685   $13,113,583
                                                    =========================


See accompanying notes.

                CompSavings Plan for Employees of CompUSA Inc.

          Statements of Changes in Net Assets Available for Benefits


                                                      YEAR ENDED DECEMBER 31
                                                       1997            1996
                                                -------------------------------

Investment income:
 Net appreciation in fair value of investments      $ 4,156,631     $ 2,690,726
 Interest                                               153,511          63,906
                                                    ----------------------------
                                                      4,310,142       2,754,632

Contributions:
 Participants-pretax                                  6,304,845       4,551,162
 Participants-rollover                                  916,992         514,987
 Employer-participant directed                          480,509         361,437
 Employer-non-participant directed                    1,554,722       1,084,313
                                                    ---------------------------
                                                      9,257,068       6,511,899
                                                    ---------------------------
Total additions                                      13,567,210       9,266,531


Withdrawals by participants                          (2,411,108)       (875,745)
                                                    ---------------------------
Net increase                                         11,156,102       8,390,786

Net assets available for benefits:
 Beginning of year                                   13,113,583       4,722,797
                                                    ---------------------------
 End of year                                        $24,269,685     $13,113,583
                                                    ===========================


See accompanying notes.

                 CompSavings Plan for Employees of CompUSA Inc.

                         Notes to Financial Statements

                          December 31, 1997 and 1996



1. DESCRIPTION OF THE PLAN

The following description of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted by CompUSA Inc. (the Company) effective January 1, 1995, for eligible employees of the Company. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). BZW Barclays Global Investors, National Association (the Trustee) acts as trustee for the Plan pursuant to a trust agreement between the Trustee and the Company.

ADMINISTRATION

The Plan is administered by the CompSavings Plan Committee appointed by the Board of Directors of the Company.

PARTICIPATION

Employees become eligible to participate in the Plan after they have reached the age of 21 and have completed 500 hours of service during the previous six months. Eligible employees can enroll in the Plan on the first day of the next payroll period after meeting the age and service requirements. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the CompSavings Plan Committee and authorize the Company to make payroll deductions for contributions to the Plan.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, provided their contribution for any one year does not exceed the Internal Revenue Service maximum dollar limitation which was $9,500 for 1997 and 1996. The Company contributes 25% of the first 5% of base compensation that a participant contributes to the Plan (Required Contribution). Additional amounts may be contributed (Discretionary Contribution) at the option of management based on the Company's profitability for the fiscal year that ends within the plan year. Effective

                 CompSavings Plan for Employees of CompUSA Inc.

 1.  DESCRIPTION OF THE PLAN (CONTINUED)

January 1, 1997, the Plan was amended to allow the Company to make an additional discretionary contribution (Incentive Contribution) to encourage new participation in the Plan. For 1997 and 1996, management authorized Discretionary Contributions equal to 25% of the first 5% of base compensation that participants contributed to the Plan. No Incentive Contribution was made in 1997.

Under the provisions of the Plan, 75% of the Company's Required and Discretionary Contributions are invested in the CompUSA Stock Fund, with the remaining 25% paid in cash and invested based on the participants' elections. In 1997, the Company's Required and Discretionary Contributions to the Plan aggregated $1,017,615 and $1,017,616, respectively. In 1996, the Company's Required and Discretionary Contributions to the Plan aggregated $722,875 and $722,876, respectively. The Company funded the 1997 and 1996 Required and Discretionary Contributions in February 1998 and March 1997, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of earnings are based upon the ratio of a participant's account balance to the aggregate of all participant account balances.

Forfeited balances of terminated participants' nonvested accounts may be used to restore accounts for employees who are rehired, to pay Plan fees and expenses, or to reduce Company contributions. Forfeitures aggregated $353,772 and $137,468 in 1997 and 1996, respectively. These funds are maintained in a money market account pending expenditure by the Plan in the future. The money market account invests in interest bearing cash equivalents and is included in the CompUSA Stock Fund.

VESTING

Participants are immediately vested in their pretax and rollover contributions plus actual earnings thereon. The Company's contributions allocated to participants' accounts, plus the actual earnings thereon, vest to the participants based on years of continuous service. A participant is 100% vested after four years of continuous credited service.

                 CompSavings Plan for Employees of CompUSA Inc.

1.   DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Participants may elect the investment of their employee contributions and Company cash contributions in any of the following five investment options:

(a) Asset Allocation Fund-Invests in a changing mix of stocks, bonds, and money market securities.

(b) Income Accumulation Fund-Invests in a mix of short- and medium-term fixed-income securities that produce income for the fund, mostly from interest payments.

(c) Growth Stock Fund-Invests in the stocks of companies that the fund manager believes have potential for above-average long-term capital appreciation.

(d) S&P 500 Stock Fund-Invests in the companies included in the Standard & Poor's 500 Index.

(e) CompUSA Stock Fund-Invests primarily in the stock of CompUSA Inc. Participants may not elect to have more than 50% of their employee contributions and Company cash contributions invested in this fund.

INCOME TAX STATUS

The Internal Revenue Service ruled on October 24, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CompSavings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Because the Plan did not initially meet the tests limiting contributions of certain highly compensated employees, as defined by the IRC, excess contributions for 1997 and 1996 were refunded to certain participants, along with investment earnings on those excess contributions, in accordance with the Plan agreement. Those amounts are recorded in the accompanying balance sheet as "Excess contributions payable to participants."

                 CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

TERMINATION OF THE PLAN

While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested as to their account balances and the net assets of the Plan would be distributed to the participants in proportion to their respective account balances.

WITHDRAWALS

Upon termination of service, a participant may receive a lump-sum payment equal to his or her vested account balance. Participants who are employees can elect to withdraw a portion of their Plan account balance, subject to certain conditions and restrictions.

LOANS

Effective January 1, 1996, the Plan was amended to provide that Plan participants may request a loan from the Plan in an amount generally not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $500 and must be repaid, through payroll deductions, within five years. The interest rate charged on participant loans is a fixed rate of interest determined by the CompSavings Plan Committee.

EXPENSES AND FORFEITURES

The Company pays all administrative fees and expenses related to maintaining the Plan to the extent such fees and expenses exceed forfeitures. The amount of such expenses paid by the Company in 1997 and 1996 was approximately $21,000 and $141,000, respectively. The Company also furnishes the Plan with administrative and clerical services and use of Company office space and supplies at no charge. Certain special fees, such as fees for changing investment fund elections more than four times per year and loan maintenance fees, are charged to individual participants' accounts.

                 CompSavings Plan for Employees of CompUSA Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments in various investment funds are stated at fair value as determined by the Trustee based upon the quoted market prices of the underlying securities comprising the investment funds. Investments in the Company's common stock are valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis.

                 CompSavings Plan for Employees of CompUSA Inc.

3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS

At December 31, 1997, the Plan's assets and liabilities were held in the following funds:

                                                                                                                         NON-
                                                                                                                      PARTICIPANT
                                                                   PARTICIPANT DIRECTED                                 DIRECTED
                                  ------------------------------------------------------------------------------------------------
                                                ASSET        INCOME     GROWTH     S&P 500   COMPUSA      EMPLOYEE      COMPUSA
                                              ALLOCATION  ACCUMULATION   STOCK      STOCK     STOCK          LOAN        STOCK
                                     TOTAL       FUND         FUND        FUND       FUND      FUND          FUND        FUND
                                  ------------------------------------------------------------------------------------------------
ASSETS
Investments at fair value         $21,170,267   $2,735,143  $1,427,312  $4,086,963 $4,264,846  $4,944,581   $       --  $3,711,422
Contributions receivable:
 Participants                         334,544       42,347      28,656      82,497     90,411      90,633           --          --
 Employer                           2,035,231       66,223      44,242     119,769    119,386          --           --   1,685,611
                                  ------------------------------------------------------------------------------------------------
                                    2,369,775      108,570      72,898     202,266    209,797      90,633           --   1,685,611

Employee loans receivable           1,066,490           --          --          --         --          --    1,066,490          --
                                  ------------------------------------------------------------------------------------------------
Total assets                       24,606,532    2,843,713   1,500,210   4,289,229  4,474,643   5,035,214    1,066,490   5,397,033
                                  ------------------------------------------------------------------------------------------------

LIABILITIES
Excess contributions payable
 to participants                      336,847       47,117      26,974     100,219     85,077      77,460           --          --
                                  ------------------------------------------------------------------------------------------------
Net assets available for
 benefits                         $24,269,685   $2,796,596  $1,473,236  $4,189,010 $4,389,566  $4,957,754   $1,066,490  $5,397,033
                                  ================================================================================================

                 CompSavings Plan for Employees of CompUSA Inc.

3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS
   (CONTINUED)

At December 31, 1996, the Plan's assets and liabilities were held in the following funds:

                                                        ASSET       INCOME       GROWTH        S&P 500     COMPUSA      EMPLOYEE
                                                      ALLOCATION ACCUMULATION     STOCK         STOCK       STOCK         LOAN
                                           TOTAL         FUND        FUND         FUND          FUND         FUND         FUND
                                        -----------------------------------------------------------------------------------------
ASSETS
Investments at fair value               $11,215,905   $1,611,225   $916,624   $2,633,165     $2,011,156   $4,043,735   $      --
Contributions receivable:
 Participants                               269,214       40,628     30,253       84,887         57,039       56,405          --
 Employer                                 1,445,750       57,715     42,447      108,189         79,770    1,157,629          --
                                        ----------------------------------------------------------------------------------------
                                          1,714,964       98,343     72,700      193,076        136,809    1,214,036          --
Employee loans receivable                   567,859           --         --           --             --           --     567,859
                                        ----------------------------------------------------------------------------------------
Total assets                             13,498,728    1,709,568    989,324    2,826,241      2,147,965    5,257,771     567,859
                                        ----------------------------------------------------------------------------------------

LIABILITIES
Excess contributions payable
 to participants                            385,145       51,919     30,626      121,858         79,429      101,313          --
                                        ----------------------------------------------------------------------------------------
Net assets available for benefits       $13,113,583   $1,657,649   $958,698   $2,704,383     $2,068,536   $5,156,458    $567,859
                                        ========================================================================================

                CompSavings Plan for Employees of CompUSA Inc.

4. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT
FUNDS

The changes in net assets available for benefits for the year ended December 31, 1997, are as follows:

                                                                                                                         NON-
                                                                                                                      PARTICIPANT
                                                                   PARTICIPANT DIRECTED                                 DIRECTED
                                   ------------------------------------------------------------------------------------------------
                                                ASSET        INCOME     GROWTH     S&P 500   COMPUSA      EMPLOYEE      COMPUSA
                                              ALLOCATION  ACCUMULATION   STOCK      STOCK     STOCK         LOAN         STOCK
                                     TOTAL       FUND        FUND         FUND       FUND      FUND         FUND          FUND
                                   ------------------------------------------------------------------------------------------------
Investment income:
 Net appreciation in fair value of
  investments                       $ 4,156,631  $  432,793 $       --  $  172,408  $  808,459  $1,442,155 $       -- $1,300,816
 Interest                               153,511          --     69,307          --          --          --     72,902     11,302
                                    --------------------------------------------------------------------------------------------
                                      4,310,142     432,793     69,307     172,408     808,459   1,442,155     72,902  1,312,118

Contributions:
 Participants-pretax                  6,304,845     879,248    596,151   1,734,364   1,555,880   1,539,202         --         --
 Participants-rollover                  916,992     135,035     93,652     156,009     248,380     283,916         --         --
 Employer:
  Participant directed                  480,509      66,542     44,556     120,006     119,931     129,474         --         --
  Non-participant directed            1,554,722          --         --          --          --          --         --  1,554,722
                                    --------------------------------------------------------------------------------------------
                                      9,257,068   1,080,825    734,359   2,010,379   1,924,191   1,952,592         --  1,554,722
                                    --------------------------------------------------------------------------------------------
Total additions                      13,567,210   1,513,618    803,666   2,182,787   2,732,650   3,394,747     72,902  2,866,840
                                    --------------------------------------------------------------------------------------------

Withdrawals by participants          (2,411,108)   (301,525)  (197,042)   (435,146)   (414,067)   (437,496)  (230,962)  (394,870)
Net interfund transfers and
 loan activity                               --     (73,146)   (92,086)   (263,014)      2,447    (270,342)   656,691     39,450
                                    --------------------------------------------------------------------------------------------
Net increase                         11,156,102   1,138,947    514,538   1,484,627   2,321,030   2,686,909    498,631  2,511,420

Net assets available for benefits:
 Beginning of year                   13,113,583   1,657,649    958,698   2,704,383   2,068,536   2,270,845    567,859  2,885,613
                                    --------------------------------------------------------------------------------------------
 End of year                        $24,269,685  $2,796,596 $1,473,236  $4,189,010  $4,389,566  $4,957,754 $1,066,490 $5,397,033
                                    ============================================================================================

                CompSavings Plan for Employees of CompUSA INC.

4. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS (CONTINUED)

The changes in net assets available for benefits for the year ended December 31, 1996, are as follows:

                                                        ASSET         INCOME       GROWTH        S&P 500     COMPUSA    EMPLOYEE
                                                      ALLOCATION   ACCUMULATION     STOCK         STOCK       STOCK       LOAN
                                           TOTAL         FUND          FUND         FUND          FUND         FUND       FUND
                                          --------------------------------------------------------------------------------------
Investment income:
 Net appreciation in fair value
  of investments                          $ 2,690,726   $  146,078   $        --   $  178,767  $  282,738  $2,083,143  $      --
 Interest                                      63,906           --        39,958           --          --       3,706     20,242
                                          --------------------------------------------------------------------------------------
                                            2,754,632      146,078        39,958      178,767     282,738   2,086,849     20,242

Contributions:
 Participants-pretax                        4,551,162      764,863       545,193    1,405,551     982,708     852,847         --
 Participants-rollover                        514,987       92,997        53,201      123,745     105,208     139,836         --
 Employer:
  Participant directed                        361,437       57,577        42,657      107,975      79,629      73,599         --
  Non-participant directed                  1,084,313           --            --           --          --   1,084,313         --
                                          --------------------------------------------------------------------------------------
                                            6,511,899      915,437       641,051    1,637,271   1,167,545   2,150,595         --
                                          --------------------------------------------------------------------------------------
Total additions                             9,266,531    1,061,515       681,009    1,816,038   1,450,283   4,237,444     20,242
                                          --------------------------------------------------------------------------------------

Withdrawals by participants                  (875,745)    (124,898)      (93,840)    (188,964)   (173,079)   (254,972)   (39,992)
Net interfund transfers and loan activity          --     (132,598)     (124,461)     (68,112)    (85,460)   (176,978)   587,609
                                          --------------------------------------------------------------------------------------
Net increase                                8,390,786      804,019       462,708    1,558,962   1,191,744   3,805,494    567,859

Net assets available for benefits:
 Beginning of year                          4,722,797      853,630       495,990    1,145,421     876,792   1,350,964         --
                                          --------------------------------------------------------------------------------------
 End of year                              $13,113,583   $1,657,649     $ 958,698   $2,704,383  $2,068,536  $5,156,458   $567,859
                                          ======================================================================================

                CompSavings Plan for Employees of CompUSA Inc.

5. INVESTMENTS

The Plan's investments are held by the Trustee. Investments at fair value as of December 31, 1997 and 1996, are as follows:


                                                          DECEMBER 31
                                                      1997           1996
                                                -----------------------------

Asset Allocation Fund:
 Barclays Global Investors Allocation Fund for
  Employee Retirement Plans*                        $ 2,735,143   $ 1,611,225


Income Accumulation Fund:
 Barclays Global Investors Income Accumulation
  Fund for Employee Retirement Plans*                 1,427,312       916,624


Growth Stock Fund:
 Barclays Global Investors Growth Stock Fund
  for Employee Retirement Plans*                      4,086,963     2,633,165


S&P 500 Stock Fund:
 Barclays Global Investors S&P 500 Stock Fund
  for Employee Retirement Plans*                      4,264,846     2,011,156


CompUSA Stock Fund:
 CompUSA Common Stock*                                8,306,419     3,868,734
 Barclays Global Investors Money Market Fund            349,584       175,001
                                                -----------------------------
                                                    $21,170,267   $11,215,905
                                                =============================

*   Investment represents 5 percent or more of the Plan's net assets.

                CompSavings Plan for Employees of CompUSA Inc.

6. YEAR 2000 ISSUES (UNAUDITED)

The Company has undertaken various initiatives intended to ensure that the computer equipment and software used by the Company will function properly with respect to the dates in the Year 2000 and thereafter. Utilizing both internal and external resources to identify needs for Year 2000 modifications, the Company currently anticipates that the modifications and conversion efforts will be completed in various stages from December 31, 1998 to June 30, 1999 and that such modifications will be completed prior to any currently anticipated impact on its systems.

                 CompSavings Plan for Employees of CompUSA Inc.

          Line 27(a)  Schedule of Assets Held for Investment Purposes

                               December 31, 1997

Plan No. 001
EIN No. 75-2261497

                                        (C.)
                             DESCRIPTION OF INVESTMENT
             (B.)             INCLUDING MATURITY DATE,
     IDENTITY OF ISSUER,         RATE OF INTEREST,                          (E.)
      BORROWER, LESSOR,        COLLATERAL, PAR, OR            (D.)        CURRENT
(A.)  OR SIMILAR PARTY            MATURITY VALUE              COST         VALUE
--------------------------------------------------------------------------------------
*    Barclays Global        Asset Allocation Fund-
     Investors               invests in stocks, bonds,
                             and money market securities     $ 2,171,433    $ 2,735,143



*    Barclays Global        Income Accumulation Fund-
     Investors               invests in short- and
                             medium-term fixed income
                             securities                        1,427,312      1,427,312



*    Barclays Global        Growth Stock Fund-invests
     Investors               in equity securities              3,738,445      4,086,963


*    Barclays Global        S&P 500 Stock Fund-invests
     Investors               in equity securities of
                             S&P 500 companies                 3,242,008      4,264,846



*                           CompUSA Stock Fund  invests
                             in equity securities of
                             CompUSA Inc.:

*    CompUSA Inc.           Common Stock                       4,245,950      8,306,419

*    Barclays Global
     Investors              Money Market Fund                    349,584        349,584


*    Participant Loans      9.25%-9.5%                                --      1,066,490
                                                             --------------------------
                                                             $15,174,732    $22,236,757
                                                             ==========================

*   Party-in-interest

                 CompSavings Plan for Employees of CompUSA Inc.

                Line 27(d)  Schedule of Reportable Transactions

                               December 31, 1997

Plan No. 001
EIN No. 75-2261497

                                                                                                        (H.)
                                                                                                       CURRENT
                                                                                                      VALUE OF        (I.)
                                                              (C.)          (D.)          (G.)        ASSET ON         NET
            (A.)                         (B.)               PURCHASE      SELLING        COST OF     TRANSACTION     GAIN OR
 IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET        PRICE         PRICE          ASSET         DATE         (LOSS)
-----------------------------------------------------------------------------------------------------------------------------

Category (i)  Individual transactions in excess of 5% of the current value of Plan assets
-----------------------------------------------------------------------------------------

CompUSA Inc.*                 Common Stock                 $1,246,028     $       --   $1,246,028     $1,246,028   $       --

Category (iii)  Series of securities transactions in excess of 5% of the current value of Plan assets
-----------------------------------------------------------------------------------------------------

Barclays Global Investors*    Asset Allocation Fund        $1,166,966     $       --   $1,166,966     $1,166,966   $       --
Barclays Global Investors*    Asset Allocation Fund                --        477,806      402,929        477,806       74,877
Barclays Global Investors*    Income Accumulation Fund      1,110,761             --    1,110,761      1,110,761           --
Barclays Global Investors*    Income Accumulation Fund             --        600,073      600,073        600,073           --
Barclays Global Investors*    Growth Stock Fund             2,191,880             --    2,191,880      2,191,880           --
Barclays Global Investors*    Growth Stock Fund                    --        909,370      845,213        909,370       64,157
Barclays Global Investors*    S&P 500 Stock Fund            2,041,585             --    2,041,585      2,041,585           --
Barclays Global Investors*    S&P 500 Stock Fund                   --        600,080      467,592        600,080      132,488
CompUSA Inc.*                 Common Stock                  2,876,134             --    2,876,134      2,876,134           --
CompUSA Inc.*                 Common Stock                         --      1,134,971      663,683      1,134,971      471,288


There were no category (ii) or (iv) reportable transactions during 1997. Columns
(e) and (f) are not applicable.
*Party-in-interest

                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the CompSavings Plan Committee for the CompSavings Plan for Employees of CompUSA Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 CompSavings Plan for Employee of CompUSA Inc.

         By CompSavings Plan Committee Appointed Pursuant to the Plan:



Date:  June 29, 1998      By:   /s/  Harold F. Compton
                               -----------------------
                               Harold F. Compton, Committee Member


Date:  June 29, 1998      By:   /s/  James E. Skinner
                               ----------------------
                               James E. Skinner, Committee Member


Date:  June 29, 1998      By:   /s/  Melvin D. McCall
                               ----------------------
                                Melvin D. McCall, Committee Member